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08031631

SEC Mail Processing
APR 17 2008
Washington, DC
111

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53153

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NMP Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 W 47th suite 705
(No. and Street)

Kansas City (City) MO (State) 64112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Spurgeon 816 960 0100 x 103
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OConnor + Grant CPA
(Name – *if individual, state last, first, middle name*)

523 Grand Suite 1B (Address) Kansas City (City) MO (State) 64103 (Zip Code)

PROCESSED
APR 29 2008
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
APR 17 2008
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/28

O'Connor & Grant CPA
Certified Public Accountants

KANSAS CITY, MO

INDEPENDENT AUDITORS' REPORT

Nations Media Partner, Inc., Sole Member
NMP Capital, LLC
Kansas City, Missouri

We have audited the accompanying balance sheets of NMP Capital, LLC (the "Company") as of December 31, 2007 and 2006, and the related statements of operations, member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 23, 2008

NMP CAPITAL
SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

MEMBER'S EQUITY PER STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2006	$ 6,883
LESS : NON-ALLOWED ASSETS	
PREPAID INSURANCE	(405)
DEPOSITS WITH NASD	(386)
	(791)
NET CAPITAL AS OF DECEMBER 31, 2006	6,092
MEMBER'S EQUITY PER STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2007	2,230
LESS : NON-ALLOWED ASSETS	
DUE FROM RELATED PARTY	(2,500)
PREPAID INSURANCE	(405)
DEPOSITS WITH NASD	(219)
	(3,124)
NET CAPITAL AS OF DECEMBER 31, 2007	-894
MINIMUM NET CAPITAL REQUIRED	5,000
TOTAL AGGREGATE INDEBTEDNESS	NONE
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	N/A

RECONCILIATION WITH COMPANY'S COMPUTATION

MEMBER'S EQUITY PER STATEMENT OF FINANCIAL CONDITION	
NET CAPITAL PER COMPANY'S FOURTH QUARTER FOCUS REPORT AS OF DECEMBER 31, 2007	7,980
	(5,750)
AUDIT ADJUSTMENTS TO FINANCIAL STATEMENTS	
NET CAPITAL REPORTED ABOVE	$ 2,230

SEE NOTES TO FINANCIAL STATEMENTS

NMP CAPITAL
COMPUTATION OF NET CAPITAL

MEMBER'S EQUITY PER STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2006	$ 6,883
LESS : DISALLOWED ASSETS	0
NET CAPITAL AS OF DECEMBER 31, 2006	6,883
MEMBER'S EQUITY PER STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2007	2,230
LESS : DISALLOWED ASSETS	-2,500
NET CAPITAL AS OF DECEMBER 31, 2007	-270

SEE NOTES TO FINANCIAL STATEMENTS

NMP CAPITAL
RECONCILAITION OF AUDITED NET WORTH TO FOCUS REPORT

MEMBER'S EQUITY PER STATEMENT OF FINANCIAL CONDITION PER FOCUS REPORT AS OF DECEMBER 31, 2007	$ 7,980
ADJUSTMENT TO ACCRUE EXPENSES AS OF DECEMBER 31, 2007	-5,750
NET CAPITAL AS OF DECEMBER 31, 2007	2,230

SEE NOTES TO FINANCIAL STATEMENTS

O'Connor & Grant CPA
Certified Public Accountants

KANSAS CITY, MO

INDEPENDENT AUDITORS' REPORT

Nations Media Partner, Inc., Sole Member
NMP Capital, LLC
Kansas City, Missouri

We have audited the accompanying balance sheets of NMP Capital, LLC (the "Company") as of December 31, 2007 and 2006, and the related statements of operations, member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing [illegible] audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February [illegible]

O'Connor & Grant

OATH OR AFFIRMATION

I, Paul Spurgeon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NMP Capital LLC, as of April 10th, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DAVID DUFFIELD
Notary Public - Notary Seal
STATE OF MISSOURI
Jackson County
Commission # 07122355
My Commission Expires 07/15/2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of Missouri
County of Jackson
Subscribed and sworn before me this
10th day of April, 2008
Notary Public

END